Exhibit 21
LIST OF SUBSIDIARIES

The following is a list of subsidiaries of the Company as of December 31, 2022

Name of Subsidiary             Jurisdiction of Incorporation or Organization

Novavax AB                         Sweden

Novavax CZ (formerly Praha Vaccines a.s.)         The Czech Republic

Novavax NL B.V.                    The Netherlands

Novavax CH GmbH                    Switzerland